Exhibit 99.1

PRESS RELEASE	24 February 2025

Manchester United plc Announces Transformation Plan to Strengthen Financial Sustainability and Modernise its Operating Structure

MANCHESTER, England – (BUSINESS WIRE) –24 February 2025 – Manchester United plc (NYSE: MANU), announces that it will transform its corporate structure as part of a series of additional measures to improve the club’s financial sustainability and enhance operational efficiency.

The transformation plan aims to return the club to profitability after five consecutive years of losses since 2019. This will create a more solid financial platform from which the club can invest in men’s and women’s football success and improved infrastructure.

As part of these measures, the club anticipates that approximately 150-200 jobs may be made redundant, subject to a consultation process with employees. These would be in addition to the 250 roles removed last year.

Omar Berrada, Manchester United CEO, said: “We have a responsibility to put Manchester United in the strongest position to win across our men’s, women’s and academy teams. We are initiating a wide-ranging series of measures which will transform and renew the club. Unfortunately, this means announcing further potential redundancies and we deeply regret the impact on those affected colleagues. However, these hard choices are necessary to put the club back on a stable financial footing.

“We have lost money for the past five consecutive years. This cannot continue. Our two main priorities as a club are delivering success on the pitch for our fans and improving our facilities. We cannot invest in these objectives if we are continuously losing money.

“At the end of this process, we will have a more lean, agile and financially sustainable football club, while continuing to provide a world class service to our valuable commercial partners. We will then be in a much stronger position to invest in football success and improved facilities for fans, while remaining compliant with UEFA and Premier League regulations.”

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contact

Media:

Toby Craig

Chief Communications Officer

Toby.Craig@manutd.co.uk